SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 25, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





Press enquiries:
Charles Cook tel: +44 (0)20 7861 3232; email: ccook@bell-pottinger.co.uk Zoe Sanders tel: +44 (0) 20 7861 3232; email: zsanders@bell-pottinger.co.uk

Investor and Analyst enquiries:
Salim Alam tel: +44 (0)20 7306 1324; email: salim.alam@telent.com



TELENT PLC: UNAUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2006


London - 25 May 2006 - telent plc (LSE: TLNT) today announced results for the financial year ended 31 March 2006. This announcement should be read in conjunction with the joint statement with Holmar Holdings Limited released earlier today.

   -Agreement reached in principle on terms of possible recommended cash acquisition by Holmar Holdings Limited, a company formed at the direction of Fortress Investment Group LLC

        o Possible offer price 529.5 pence per share

   -Ericsson transaction completed with proceeds of GBP1.3bn

        o Cash proceeds used to fund GBP590m special dividend, GBP185m pension contribution and GBP490m pension escrow

   -Emergence of a strong services business - telent

        o Favourable customer reception for a technology-aware, equipment independent services business

        o FY06 revenues GBP312m including GBP23m from System X

        o c. 75% of FY07 revenues to come from current order book or existing frame contracts

        o Solid balance sheet, GBP590 million net assets at 31 March 2006

        o Cash GBP739m including pension escrow GBP490m and other restricted cash balances GBP78m at 31 March 2006

   -UK Pension Plan well positioned

        o IAS 19 surplus GBP6m at 31 March 2006 (excluding pension escrow)

        o Substantially de-risked to minimise exposure to inflation and interest rate movements

   -Group Net Profit of GBP771m (FY05 GBP119m) including gain on disposal of GBP752m


IMPORTANT INFORMATION - Analyst Conference Call

Management will host a conference call for analysts and investors at 08.30 am (UK time) on Thursday 25 May 2005.

The call can be accessed by dialling +44 (0)20 8996 3900 quoting "telent". A replay facility will be available for 14 days by dialling +44 (0)1296 618700, access code 240414.


In light of the joint statement with Holmar Holdings Limited issued earlier this morning, the previously scheduled analyst and investor presentation will no longer take place.


OVERVIEW

Disposal of businesses to Ericsson; Launch of telent

The financial year ended 31 March 2006 was a year of further significant change for the Group. In January 2006, we completed the disposal of our Telecommunications Equipment and International Services businesses to Ericsson, generating proceeds of GBP1.3 billion and a net profit on disposal of GBP752 million (after fees and other transaction-related costs). Cash proceeds from the Ericsson transaction were higher than anticipated in the shareholder circular principally as a result of the retention of additional liabilities by telent, mainly the obligations relating to deferred and active members of the Continuing business under the German pension fund and UK creditors.

The Marconi name was sold to Ericsson as part of this transaction and, on 24 January 2006, the Company was renamed telent plc. telent's ordinary shares trade on the London Stock Exchange under the ticker TLNT.

As a result of the Ericsson transaction, we have reorganised our continuing UK and German service activities into one coherent business. This business has retained much of the deep technological expertise contained within Marconi but is able to discuss solutions with customers with complete independence from any particular equipment type. Many of our customers see value in this type of relationship.

The business is structured into two operating segments, one working with Telecommunication Network Operators (Telco Services) and the other focused on Enterprise customers including Governments and Utilities (Enterprise Services).

The services provided to Operators include the installation and commissioning of new and replacement networks, installation, maintenance and repair of cable, maintenance and support of third party equipment operating in live communications networks, and the support of the installed base of System X exchanges.

The services provided to Enterprise customers include the installation and commissioning of new and replacement networks, complete turnkey project management, supply and build of networks, whole life cost-based network supply and support, and maintenance of third party equipment.

The transaction with Ericsson involved the sale of assets in the majority of the countries in which Marconi operated. telent has retained most of the legal entities in these countries, which are now subject to a rationalisation programme, managed by a small dedicated team, and which we anticipate will be largely completed over the next two financial years.

Outlook for Continuing Operations

We aim to position ourselves as a leading Communications Services business focused on the telecommunications and enterprise markets in the UK and Germany. With our accumulated knowledge of fixed networks and integrated communication systems, coupled with our significant UK field force and project delivery capabilities, underpinned by robust safety and quality management, the business is well positioned to exploit opportunities in our chosen markets.

Actions have already been taken since the launch of telent to downsize the remaining cost base to a structure suitable for supporting the continuing business.

Approximately 75% of the revenues we forecast for the current financial year will come through orders already booked at 31 March 2006 or from existing frame contracts.

Our main contracts include: a 4-year Cable Services frame contract with BT ending in June 2008; our Tube Lines Upgrade and Maintenance contract continuing until 2018; a multi-year frame contract with Network Rail ending in 2009; our O2 Airwave GBNR contract for which the implementation element completes in 2007; our TollCollect contract in Germany, which continues until 2010; and a new Installation & Commissioning frame contract with Ericsson.

We have experienced a significant increase in bidding activity for new opportunities across all Enterprise sectors, particularly in Emergency Services and Transportation.

We are also positioning telent to play a key role in the 2012 Olympic Infrastructure development and believe that we have a strong competitive advantage both from a geographical and capabilities perspective.

At 31 March 2006, telent had long-term provisions of GBP89 million relating mainly to litigation, environmental issues and restructuring as well as GBP76 million of tax liabilities. We estimate the cash cost relating to these items, legacy pension issues and the unwind of retained creditors in the current financial year ending 31 March 2007 to be approximately GBP80 million.

At 31 March 2006, we recognised GBP50 million of our total GBP444 million of deferred tax assets on the balance sheet (GBP394 million not recognised). These tax assets are available to cover most of telent's profits for the foreseeable future.


UK Pension Fund

In the UK, telent has retained responsibility for the G.E.C. 1972 Plan (the "Plan"), which has approximately 64,000 members. By contrast, telent's current staff totals approximately 2,100. As part of the Ericsson transaction, to protect the entitlements of Plan members, GBP185 million of cash was injected into the Plan, and an additional GBP490 million was put into an escrow arrangement for its potential benefit. As at 31 March 2006, the Plan had a surplus of GBP6 million on an IAS 19 basis (excluding the GBP490 million in escrow).

The cash in the escrow, which is secured in favour of the Plan is available to meet any funding plan agreed between telent and the Trustee to meet a deficit on an IAS 19 or Pension Protection Fund basis. Cash can only be released from the escrow to telent if, in the future, the Plan achieves a funding level of 105% on a buy-out basis.

In order to guard the Plan, action has been taken to de-risk the impact of adverse changes in inflation or interest rates. This has reduced the economic exposure of the Plan to movements in real interest rates from approximately GBP5.3 million per basis-point move to approximately GBP1.1 million per basis-point move.

telent has also retained pension obligations in Germany (unfunded liability of GBP69 million) and the US (surplus of GBP4 million). Further details of all retained pension plans are set out on page 12.


Possible Offer for telent from Holmar Holdings Limited, a company formed at the direction of Fortress Investment Group LLC

When the Ericsson transaction was announced on 25 October 2005, it was outlined that the Directors believed that a more competitive secondary market for pension fund assets and liabilities may develop, and that telent, whilst continuing to protect members' entitlements, may be able to dispose of its pension assets and liabilities.

On 25 May 2006, the Boards of Holmar Holdings Limited (a private limited company newly incorporated in England and Wales and indirectly owned by a private equity fund advised by Fortress Investment Group) ("Holmar") and telent announced that they have reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent (the "Possible Offer"). Prior to announcing a formal offer, telent and Holmar will be seeking confirmations from a small number of significant customers that existing contractual arrangements will continue unaffected by the proposed change of control. These confirmations are expected to take 2 - 3 weeks to obtain and so any offer, if made, is unlikely to be completed before the end of July 2006. In addition, Holmar will seek irrevocable undertakings from certain institutional telent Shareholders. The Possible Offer is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act and would be subject to customary terms and conditions. However, there can be no certainty that Holmar will announce a firm intention to make an offer. Holmar may, in its sole discretion, proceed or not proceed with the Possible Offer whether the customer confirmations and irrevocable undertakings referred to above are forthcoming or not.

Under the terms of the Possible Offer, telent Shareholders would be entitled to receive 529.5 pence per telent Share in cash. On this basis, the terms of the Possible Offer value the Diluted Share Capital of telent at approximately GBP346 million. The agreement in principle is not binding on either party. However the indicative offer price of 529.5 pence per telent share in cash may only be reduced if the telent Board so agrees or if another offeror announces a firm intention to make an offer at a lower price.

The Board of telent believes the possible offer from Holmar represents the most compelling option available to telent shareholders today and, if made, would give telent shareholders the opportunity to realise their investment at an attractive price.



REVIEW OF FINANCIALS

This Review of Financials should be read in conjunction with telent plc's unaudited results for the year ended 31 March 2006.

Continuing Operations

Continuing Operations comprises two of our five operating segments: Telco Services and Enterprise Services.

Our Telco Services offering covers a broad range of services for fixed, mobile and multi-vendor networks including:

i)Network Build - providing infrastructure build, installation, commissioning and decommissioning of networks equipment, new service introduction, service migration, network optimisation and integration services.

ii)Network Support and Maintenance - providing support and maintenance for multiple vendors' equipment through technical support, on-site maintenance and spares and repairs management, as well as remote monitoring and management of customers' live networks.

iii)Infrastructure Services - providing cable installation and repair, as well as maintenance and modernisation services for operators access networks and telephone exchanges, plus project management of associated civil works.

iv)System X Service and Support - providing System X software builds which provide additional functionality for the installed base of narrowband System X switches as well as maintenance and support services under a number of existing multi-year support contracts with UK operators.

The main customers of our Telco Services segment are UK telecommunications operators including (in alphabetical order) BT, Cable & Wireless, Ericsson, ntl, Thus and T-Mobile UK. BT is our largest customer and accounted for 48% of revenues from Continuing Operations in the financial year ended 31 March 2006 (FY05: 60%). Following the disposal of our equipment business to Ericsson, we are Ericsson's preferred services partner in the UK and a further 2% of our revenues from Continuing Operations in the period January to March 2006 related to services provided to BT via Ericsson.

Telco Services also includes the results of our Payphones business sold to Teknowledge in March 2006 and the results of our loss-making subsidiary, Albany Partnership Ltd (APT), which we closed in March 2006.

Enterprise Services comprises the provision of a broad portfolio of services ranging from consultancy through to whole-life turnkey management for enterprise network customers particularly in the government, transportation, emergency services and utilities sectors in the UK and Germany.

Our Enterprise Services offering covers Consultation, Design, Implementation, Maintenance and Operational Support of mission critical integrated communications infrastructure and systems. These systems include transmission equipment (copper/fibre/radio), telephones, public address, customer information /visual displays, passenger assistance, closed circuit television, private mobile radio, road tolling and command and control systems.

The main customers of our Enterprise Services segment are (in alphabetical order) Deutsche Bahn, EDS, General Dynamics, Krone (Toll Collect), Network Rail, O2 Airwave, and Tube Lines.



Continuing Operations (GBP million)                        FY06         FY05

Revenue                                                     312          331
Cost of Sales                                             (239)        (250)
Gross Profit                                                 73           81
Operating Costs before restructuring & litigation
items and share option costs                               (46)         (52)
Profit from Continuing Operations                            27           29
(before restructuring items, pension & litigation
settlements and share option costs)
Share option costs                                          (7)         (26)
Profit from Continuing Operations                            20            3
(before restructuring items, pension & litigation
settlements)
Restructuring items, pension & litigation
settlements                                                  11            -
Profit from Continuing Operations                            31            3


Revenue from Continuing Operations amounted to GBP312 million in the financial year ended 31 March 2006 compared to GBP331 million in the previous year. A reduction in revenues from UK Telco and Enterprise customers was partially offset by growth in the German market. In the UK, the reduction was primarily due to higher levels of System X hardware and software revenues under Last Time Buy orders in the previous year as well as lower revenues from our Payphones business (now disposed) and APT subsidiary (now closed). During the financial year ended 31 March 2006, the UK accounted for 83% of revenues from Continuing Operations by territory of origin (FY05: 89%) and Germany 17% (FY05: 11%).

Gross Profit from Continuing Operations reduced from GBP81 million (24.5% of sales) in the financial year ended 31 March 2005 compared to GBP73 million (23.4% of sales) in the year ended 31 March 2006. This was driven mainly by the reduced volumes of legacy System X hardware and software within Telco Services as well as the completion of a high-margin long-term contract in the Government sector within Enterprise Services in the previous year. In addition, gross profit in Telco Services included contract accrual releases of approximately GBP5 million, described in more detail in the segmental discussion below.

Operating Costs before restructuring items, pension and litigation settlements and share option costs reduced from GBP52 million to GBP46 million. We recorded savings across all areas of operating expenditure compared to the prior year, particularly in central general and administrative functions as a result of headcount and other cost reduction programmes. We also benefited from the release of provisions held within our captive insurance company (GBP2 million) as a result of an actuarial review performed at the end of the year.

In the year ended 31 March 2006, GBP7 million was charged to profit from Continuing Operations in respect of share options (2005: GBP26 million). The GBP7 million in the current year mainly comprises the IFRS2 fair value charge of GBP9 million, less a GBP2 million credit in respect of option lapses during the year. The share options charge is much lower in the year ended 31 March 2006, compared to the year ended 31 March 2005, mainly because option tranches 1 to 3 vested during the year ended 31 March 2005, and tranche 4 vested in August 2005.

Restructuring  items,  pension  and  litigation  settlements  within  Continuing
Operations amounted to a net credit of GBP11 million. During the year, we recognised a GBP14 million settlement gain in relation to the termination of one of our US post-retirement medical benefit plans and a further GBP6 million curtailment gain in our UK Pension Plan as active members transferred to deferred status, partly as a result of headcount reductions and also due to the disposal of businesses to Ericsson. These pension-related gains totalling GBP20 million were partially offset by restructuring costs relating mainly to the expected costs of employee severance under previously announced headcount reduction programmes (GBP7 million), and a net GBP2 million increase in provisions for litigation and indemnities. This was mainly the result of the creation of provisions for claims received during the year from former employees in the US and CALA region, partially offset by the release of provisions relating to disposals completed in prior years following the successful settlement of all outstanding claims from the purchaser (at a lower level than previously provided).

As a result of the factors above, Profit from Continuing Operations improved from GBP3 million in the financial year ended 31 March 2005 to GBP31 million in the financial year ended 31 March 2006.


Continuing Operations - Segment Review

The results of our operating segments within Continuing Operations are set out below.

Segment Result is set out in Note 3 to the Unaudited Results. It includes the Segment's share of the Group's corporate costs and share option costs.


Telco Services
                                                                 FY06    FY05

Revenue (GBPm)                                                    198     223
Segment Result before share option
costs (GBPm)                                                       21      19

Segment Result before share option
costs (%)                                                       10.6%    8.5%
Share option costs (GBPm)                                         (5)    (18)
Segment Result (GBPm)                                              16       1


Three main factors contributed to the GBP25 million reduction in revenues from Telco Services compared to the previous year: i) a lower level of System X software and hardware revenues; ii) reduced revenues from Infrastructure Services and iii) reduced revenues from Payphones (now disposed) and APT (now closed).

In the financial year ended 31 March 2005, we saw a significant volume of orders and sales for System X hardware as we announced a Last Time Buy programme and phased out manufacturing, and in addition, completed major network resilience and other software build programmes for BT. During the financial year ended 31 March 2006, we initiated a new 3-year software support programme for BT. As previously disclosed, we expect sales of legacy telecommunications equipment and services such as System X to be phased down over the next five years as our customers focus investment on next generation networks.

Revenue from Infrastructure Services was impacted by the phasing of activities under our long-term contract with BT, with completion of a major network assurance programme completed early in the financial year.

Growth in revenues from Network Build activities compared to the previous year was driven by increased sales to UK customers for broadband access and local loop unbundling projects where we successfully secured new business with BT and other UK telecommunications operators and internet service providers, including Cable & Wireless.

We have recently secured two contracts directly with operators to provide a complete range of services in support of Local Loop Unbundling activities, which are currently growing in significance within the market. We expect to see continued growth from this area in the current financial year.

In addition, as Ericsson's preferred services partner in the UK, we have signed a new 2-year frame contract, which covers provision of installation, commissioning and maintenance services for the former Marconi product base. We continue to build on our strong relationship with Ericsson and believe this positions us well to pursue further opportunities in the wider Ericsson space.

In September 2005, we successfully secured new business from a large cable operator to support the roll out of a multi-vendor metro ethernet transport network across the UK. The contract covers provision of build, installation, commissioning and integration services as well as technical consultancy for network design and planning.

We recorded a GBP2 million improvement in Segment Result before share option costs year on year. Reduced contribution arising from the lower volumes of System X software and hardware was offset by reduced losses in our Payphones business. Despite the reduced volume of Infrastructure Services, we benefited from improved business mix with a higher proportion of cabling activity than civil works.

The Segment Result of Telco Services included contract accrual releases of approximately GBP5 million. These accruals were released following management's latest assessment of expected costs under Telco Services contracts, which has reduced compared to the previous level of recorded accruals as a result of strong cost control, project and risk management.

Included within the results of Telco Services are GBP12 million of revenues (FY05 GBP17 million) and a GBP1 million operating loss (FY05 GBP4 million operating loss) relating to our Payphones business (now disposed) and APT subsidiary (now closed).


Enterprise Services

                                                              FY06      FY05

Revenue (GBPm)                                                 114       108
Segment Result before share option
costs (GBPm)                                                     6        10

Segment Result before share option
costs (%)                                                     5.3%      9.3%
Share option costs (GBPm)                                      (2)       (8)
Segment Result (GBPm)                                            4         2

Increased revenues in Germany drove top-line growth within Enterprise, more than offsetting a drop in UK revenues.

In the UK, we successfully completed two major long-term contracts early in the financial year - the West Coast Main Line contract with Network Rail and a network build and maintenance contract in the Government sector - and consequently recorded significantly less revenue under these contracts compared to the previous year.

This was partially offset by higher revenues in the Roads sector following a significant increase in additional projects completed as variations to our existing long-term Roadside Communication System Regional Maintenance Service contracts with the UK Highways Agency.

In addition, we recorded initial revenues under our 13-year GBP150 million contract to support Tube Lines Rail Communications Network signed in January 2005, which we are delivering with our partners Amey Infrastructure Services. This contract covers the upgrade and maintenance of the communications infrastructure on all stations on the Jubilee, Northern and Piccadilly lines of the London Underground. The project is now fully mobilised and is expected to contribute increasing revenues for the Enterprise Services segment over the next 3 to 4 years.

In January 2006, we signed a major new contract with O2 Airwave, with an estimated value of approximately GBP36 million, for the provision of secure mobile backhaul for its emergency services network. We will begin to recognise revenue under this contract in the financial year ending 31 March 2007.

During the past six months, we have secured a number of trackside infrastructure upgrade contracts with Network Rail / Westinghouse Signals, coupled with an increase in orders placed against our 5-year Network Rail Communication System and Equipment frame contract.

We have also secured frame contracts with EDS and General Dynamics to provide design and installation services for the Ministry of Defence Information Infrastructure Services Contract (DII). Initial revenues were recorded during the financial year ended 31 March 2006, with a significant increase expected in the current financial year.

In Germany, in addition to the one-off sale of spares stock under our ongoing long-term maintenance contract TollCollect, we recorded an increase in revenues from German Utilities. This was driven in particular by a specific project for EON to provide product and installation services to support the creation of a multi-site communications network.

The completion of the high-margin Government sector service contract in the UK was the primary driver behind the reduction in Segment Result before share option costs in Enterprise Services compared to the previous year.


Other Financial Items


During the year, we reassessed the value of our 50% shareholding in Plessey Holdings Ltd. Based on our latest view of the company's environmental and litigation exposures, we have released a GBP6 million provision previously held against our investment, which has been recorded as a credit under Share of results of joint ventures in the Income Statement.

Investment Income of GBP160 million comprised an expected return on pension scheme assets (GBP139 million), interest received (GBP20 million) and a gain on foreign currency cash deposits (GBP1 million).

Finance costs of GBP143 million related mainly to interest on pension scheme liabilities.

Disposal of available for sale investments of GBP4 million related mainly to the sale of the majority of our investment in Retelit SpA.

At 31 March 2006, the Group had deferred tax assets totalling GBP444 million. Following the disposal of businesses to Ericsson, the Directors are of the opinion that the anticipated level of profits over the next three financial years supports the recognition of GBP50 million of the total GBP444 million. Accordingly, we have recorded a tax credit in relation to deferred tax assets of GBP50 million during the financial year. This is discussed further in Note 9 to the Unaudited Results.


Discontinued Operations

Discontinued Operations comprises the results of our Telecommunications Equipment and International Service activities sold to Ericsson in January 2006. In the year ended 31 March 2005, Discontinued Operations also included the results of our Outside Plant & Power (OPP) business, sold to Emerson in August 2004.

Discontinued Operations were organised into three operating segments - Optical & Access Networks, Data Networks and Other Network Services. For the year ended 31 March 2005, we have also separately disclosed information relating to OPP.

Revenues from Discontinued Operations amounted to GBP666 million compared to GBP1,006 million in the previous year. The year on year reduction reflects the impact of business disposals. Revenues from our Telecommunications Equipment and International Service businesses in the financial year ended 31 March 2006 reflect 9 months of trading prior to disposal to Ericsson (effective 1 January
2006) compared to a full 12 months of trading in the previous year (FY06 GBP666 million, FY05 GBP939 million), while revenues from OPP are included until its disposal in August 2004 (FY06 GBPnil, FY05 GBP67 million).

We recorded a profit of GBP663 million from Discontinued Operations in the financial year ended 31 March 2006. This comprised a net profit on disposal of businesses to Ericsson (after fees and other transaction related costs) of GBP752 million offset by i) a net operating loss of GBP61 million for the first 9 months of the financial year including restructuring items and litigation settlements (GBP44 million) and legacy provision releases (GBP19 million); ii) a tax charge of GBP24 million relating mainly to tax charged on the profit on disposal; and iii) a net interest charge of GBP4 million.

We announced two major restructuring programmes in the UK during the financial year as well as programmes in certain overseas territories, resulting in a GBP34 million restructuring charge within Discontinued Operations relating to the associated headcount reductions and site closures. In addition, we recorded an GBP11 million charge to cover the impairment of IT systems no longer required within telent following the disposal of businesses to Ericsson. These were partially offset by a GBP1 million credit to cost of sales relating to the manufacturing outsourcing arrangements we had in place within our European supply chain, now transferred to Ericsson.

Provision releases of GBP16 million mainly related to the successful settlement of legacy litigations at amounts lower than previously estimated, and the reassessment of environmental and litigation exposures relating to disposals completed in prior years.

The GBP119 million profit from Discontinued Operations in the year ended 31 March 2005 resulted from a net profit on disposal of our OPP business (after fees and other transaction related costs) of GBP103 million and a tax credit of GBP28 million relating mainly to the release of tax provisions in respect of prior years following progress in resolving historic US and UK tax issues. These were partially offset by i) a net operating loss of GBP8 million including a GBP9 million charge for restructuring items and litigation settlements and ii) a net interest charge of GBP4 million. The GBP9 million charge comprised employee severance costs offset by recoveries from stock, which had been previously written off and a release of excess litigation provisions following full and final settlement of all outstanding claims under the previously disclosed Telcordia lawsuit.


Liquidity, capital resources and working capital

Net cash at 31 March 2006 amounted to GBP739 million, of which GBP2 million is presented within Assets Held for Sale. This compared to GBP334 million at 31 March 2005.

Restricted cash balances of GBP568 million are included in the total cash balance at 31 March 2006. This relates primarily to cash held in an escrow account owned by telent but secured in favour of the trustees of our main UK pension plan (GBP490 million) and other amounts relating mainly to collateral held against bonding facilities, cash retained within our captive insurance company, and amounts deposited in a High Court escrow account for the protection of creditors not schemed as part of the Group's financial restructuring in 2003.

The Group recorded a GBP303 million net cash outflow from operating activities comprising a GBP164 million net cash outflow from Continuing Operations and a net cash outflow of GBP139 million from Discontinued Operations. The net cash outflow from Continuing Operations comprised the GBP185 million voluntary contribution to the UK Pension Fund, GBP14 million cash generated by operations after movements in working capital, tax refunds of GBP13 million and restructuring cash spend of GBP6 million.

We recorded a significant movement in working capital across the Group during the year, attributable primarily to a GBP128 million reduction in creditors.

As part of the disposal of businesses to Ericsson, all debtor and creditor balances at 31 December 2005 relating to the disposed businesses were transferred to Ericsson, with the exception of debtors and creditors in the UK, which were retained by telent.

Three main factors contributed to the overall movement in creditors: i) the one-off settlement of creditors previously accounted for as inter-company and which became external creditors upon transfer to Ericsson; ii) a significant reduction in the level of creditors in the UK and Germany as a result of the reduced business volumes following disposal of the equipment businesses to Ericsson; and iii) a reduced level of advance payments compared to the previous year - advance payments were particularly characteristic on service contracts in our US Data Networks business, now sold to Ericsson.

Movements in working capital within Continuing Operations resulted in a GBP17 million cash outflow. Inventories reduced by GBP5 million as a result of the previously disclosed one-off sale of spares stock to Krone under our long-term services contract in Germany (Toll Collect). Receivables increased by GBP22 million largely as a result of extended business terms agreed with BT under our Cable Services frame contract and the phasing of sales during the financial year with a particularly high level of invoicing achieved in March 2006. The increase in payables of GBP5 million related mainly to the receipt of rental income (GBP12 million) paid in advance from Ericsson in relation to sites in Backnang (Germany) and Genoa (Italy) retained by telent and leased to Ericsson under agreements signed upon completion of the business disposal. This was partially offset by contract accrual releases of GBP5 million as previously disclosed.

The Group recorded a net tax cash inflow of GBP7 million during the year. A GBP13 million inflow in Continuing Operations was offset by a GBP6 million outflow in Discontinued Operations. Tax refunds of GBP14 million were received as historic audits were settled. Tax payments of GBP7 million included GBP3 million in relation to territories where we have no tax loss coverage and payments on account that will be refunded. Additionally GBP4 million was paid in the US to settle historic tax audits.

We incurred total Group cash spend of GBP38 million during the year which related to severance payments and other costs associated with our restructuring programmes as well as payments made to settle a number of litigations and other legacy issues, particularly in the US. Of the total spend, GBP6 million was incurred within Continuing Operations and GBP32 million within Discontinued Operations.

Group cash flow from investing activities was a net inflow of GBP1,287 million and related mainly to net cash proceeds from the disposal of businesses to Ericsson (GBP1,290 million after payment of professional fees and other transaction related costs (this excludes the GBP12 million advance payment received from Ericsson relating to rental income, which was recorded within operating cash flow described above). Capital expenditure of GBP29 million related mainly to investment in IT systems for Finance and HR as well as Optical and SoftSwitch engineering models prior to the disposal of our equipment businesses to Ericsson. Of the total inflow of GBP1,287 million, GBP22 million related to Continuing Operations and GBP1,265 million to Discontinued Operations.

The GBP587 million cash outflow from financing activities related mainly to the special dividend payment (GBP590 million) partially offset by proceeds from the exercise of share options (GBP6 million) - both recorded within Continuing Operations (GBP584 million). In addition, within Discontinued Operations, we recorded a net GBP3 million repayment of borrowings prior to disposal of all existing loans as part of the Ericsson transaction.


Balance Sheet

The decrease in Goodwill from GBP390 million at 31 March 2005 to GBP42 million at 31 March 2006 resulted mainly from the transfer of goodwill associated with our Telecommunications Equipment and International Services business to Ericsson upon completion of the disposal. The balance at 31 March 2006 relates to the UK services business of GPT.


Pensions and other retirement benefits

Our net pension scheme deficit at 31 March 2006 amounted to GBP59 million compared to GBP230 million at 31 March 2005. The GBP171 million decrease was primarily due to a voluntary contribution of GBP185 million into the UK plan along with the disposal of overseas pension liabilities to Ericsson. The geographical split of our pension deficit was as follows:

UK                                                                     6
Germany                                                             (69)
US                                                                     4
                                                                    ----
Total                                                               (59)
                                                                    ====


Actuarial assessments of our defined benefit pension scheme liabilities and valuation of our pension scheme assets were undertaken at 31 March 2006. The actuarial assumptions for the UK Plan are set out below

UK Scheme                                   At 31 March 2006     At 31 March
                                                    per cent   2005 per cent

Inflation assumption                                    2.75            2.75
Discount rate                                           5.00            5.50
Rate of general increase in salaries                    4.25            4.25
Rate of increase in pensions in payment                 2.75            2.75
Rate of increase for deferred pensioners                2.75            2.75
Rate of credited interest                               2.50            2.50


The assumption adopted in respect of the expected mortality of the UK plan members is based on the experience analysis carried out for the most recent formal valuation, updated for experience to 31 March 2004. In addition, telent also recognises that improvements in longevity are likely to continue and has made a further allowance for this within the IAS 19 liabilities at 31 March 2006. The UK plan experience will continue to be monitored at successive plan valuations and will inform the Group's choice of assumptions for accounting purposes.

The German plan discount rate was reduced from 4.5% at 31 March 2005 to 4.0% at 31 March 2006 and mortality assumptions were updated in line with the latest official mortality tables (Richttafeln 2005). In the US, mortality assumptions were also updated.

The movements in the Group pension scheme deficit since 31 March 2005 are summarised in the table below:

                                                                  GBP million

Net pension scheme deficit at 31 March 2005                             (230)
Current service cost                                                     (16)
Contributions and benefit payments                                        207
Settlement & curtailment gains on announced UK                              2
redundancies
Settlement gains on Ericsson deal                                          64
Settlement gain on termination of US post-retirement                       14
medical plan
Other finance charge                                                      (5)
Actuarial losses                                                         (93)
Foreign exchange                                                          (2)
                                                                        ------
Net pension scheme deficit at 31 March 2006                              (59)
                                                                        ======


One of the most significant movements was a net actuarial loss of GBP93 million, which has been accounted for in the Consolidated Statement of Recognised Income and Expense (SORIE) for the twelve months ended 31 March 2006. The key elements of the net actuarial loss are as follows:

                                                           GBP million
UK
Gain on plan assets                                        156

Experience loss arising on scheme liabilities(1)          (35)
Loss from reduction in discount rate (5.5% to 5.0%)      (188)
                                                        ------
                                                                     (67)
US
Loss on plan assets                                        (3)
Experience loss arising on scheme liabilities(1)           (3)

Loss from change in mortality assumption                   (5)
                                                        ------
                                                                     (11)
Germany
Experience loss arising on scheme liabilities(1)           (2)
Loss from increase in inflation rate assumption            (2)

Loss from reduction in discount rate                       (6)

Loss from change in mortality assumption                   (3)
                                                        ------

                                                                     (13)
Italy

Experience loss arising on scheme liabilities(1)           (1)

Loss from reduction in discount rate                       (1)
                                                        ------

                                                                      (2)

Total SORIE movement for the twelve months ended 31
March 2006                                                           (93)



A 50 basis point reduction in discount rate was adopted for our UK, German & Italian plans as at 31 March 2006, resulting in a GBP188 million actuarial loss in the UK Plan (where the discount rate reduced from 5.5% to 5.0%) and actuarial losses of GBP7 million in our German & Italian plans. In accordance with IAS 19, the discount rate is set as at the balance sheet date with reference to the recorded yields at that date on high quality corporate bonds of equivalent currency and duration as the plan liabilities.

A further assumption loss of GBP8 million was recorded as new standard mortality tables were used to value our US and German plans.

Assets delivered a return of 13.59% in the UK Plan for the twelve months ended 31 March 2006. The actual return on assets exceeded expectations by GBP156 million in the UK plan, which partially offset the impact of changes in actuarial assumptions. The actual return on assets in our rest of world plans was under expectation by GBP3 million.

An experience loss of GBP35 million was recorded in the UK Plan, which reflects differences between plan membership experience and demographic assumptions for the Plan (e.g. average retirement age, level of leavers). The assumptions have been aligned with the assumptions adopted by the Scheme Actuary for use in the latest triennial valuation of the UK plan, which is being undertaken as at 5 April 2005. The Scheme Actuary has confirmed that there is no reason to expect that the assumptions made will alter when the final valuation results are published. A further experience loss of GBP6 million was recorded in relation to our rest of world plans.

During the twelve months ended 31 March 2006 we recognised a curtailment gain of GBP6 million in the UK plan in relation to our previously announced headcount reductions in the UK as well as the transfer of UK members now employed by Ericsson from active to deferred members. We also recognized a settlement gain of GBP14 million in the AB Dick post-retirement medical and life plan in the US as we have notified all members of the termination of this plan.

Service costs, plan contributions, benefit payments and net finance costs have been recognised in accordance with the actuarial assumptions set at the beginning of the year and published as at 31 March 2005.

Long-term provisions decreased from GBP145 million at 31 March 2005 to GBP89 million at 31 March 2006. Of this decrease, GBP36 million resulted from the transfer of provisions to Ericsson upon completion of disposal. Other significant movements in long-term provisions during the financial year included a net charge of GBP42 million to cover costs of our restructuring programmes (GBP46 million provisions created offset by GBP4 million release) and other provision releases of GBP26 million. These related mainly to the successful settlement of legacy M&A and employee litigations at amounts lower than previously estimated, and the reassessment of environmental and litigation exposures relating to disposals completed in prior years (including General Domestic Appliances, Avery Berkel, Express Lifts, Optical Components) (GBP17 million). This also includes provision releases relating to our captive insurance company following the latest actuarial assessment (GBP2 million). In addition, we released provisions in respect of share option lapses and as a result of reduced national insurance accruals triggered by the fall in the Group's share price during the year (GBP2 million).


Important Notice

This report is prepared under International Financial Reporting Standards (IFRS) adopted for use in the European Union and therefore complies with Article 4 of the EU IAS Regulations.

Forward Looking Statements

It is  possible  that this  announcement  could or may  contain  forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events including any Possible Offer. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and telent's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are delays in obtaining, or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities.

telent undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.


About telent plc:

telent plc supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

Formerly the UK and German  services  business of Marconi  Corporation  plc, the
company   was  renamed   telent  plc  in  January   2006  on  the  sale  of  the
telecommunications equipment and international services business to Ericsson.

The company is listed on the London Stock Exchange under the symbol TLNT. Additional information about telent plc can be found at www.telent.com

ENDS/...


Copyright (c) telent plc 2006. All rights reserved. All brands and product names and logos are trademarks of their respective holders.


(1) Reflects differences between actual and expected plan membership experience, see below.




telent plc (formerly Marconi Corporation plc)
Unaudited Results


For the year ended 31 March 2006


CONSOLIDATED INCOME STATEMENT

                                                         Year ended
                                                31 March   31 March
GBP million                            Note         2006       2005

Continuing Operations
Revenue                                2             312        331

Profit from Operations

Excluding restructuring items and
pension & litigation settlements       4              20          3

Restructuring items and pension &
litigation settlements                 5a             11          -
                                                  -------------------

Total profit from Operations           4              31          3

Share of results of joint ventures     6               6          -

Investment income                      7             160        146
Finance costs                          8           (143)      (169)

Disposal of available for sale
investments                           20c              4          -

Profit on ordinary activities before
taxation
Excluding restructuring items and
pension & litigation settlements                      47       (20)

Restructuring items and pension &
litigation settlements                                11          -
                                                 -------------------
                                                      58       (20)

Taxation                               9a             50         20
                                                 -------------------

Profit for the period from Continuing
Operations                                           108          -
Profit for the period from
Discontinued Operations                10            663        119
                                                 -------------------
Profit for the period                                771        119
                                                 ===================

Attributable to:
Equity holders of the parent company                 769        119
Minority interest                                      2          -
                                                 -------------------

                                                     771        119
                                                 ===================

Earnings per share:

Continuing Operations

Basic profit per share                 11          51.6p      Nil p
                                                 ===================

Diluted profit per share               11          50.3p      Nil p
                                                 ===================

Discontinued Operations

Basic profit per share                 11         316.8p      58.2p
                                                 ===================

Diluted profit per share               11         309.0p      54.9p
                                                 ===================

Group

Basic profit per share                 11         368.4p      58.2p
                                                 ===================

Diluted profit per share               11         359.3p      54.9p
                                                 ===================


CONSOLIDATED BALANCE SHEET



                                                31 March   31 March
GBP million                  Note                   2006       2005

Non-current assets
Goodwill                                              42        390
Other intangible assets                                -          9
Property, plant and
equipment                                             18        116
Interests in associates                                -          3
Interests in joint ventures                            6          -
Available for sale
investments                                            -          5
Trade and other receivables    13                      4          1
Retirement benefit scheme
surpluses                                             12          -
Deferred tax asset                                    50          -
                                                     ---------------
                                                     132        524
                                                     ===============

Current assets
Inventories                    12                     22        162
Trade and other receivables    13                    170        369
Tax receivables                                        -         22
Cash and cash equivalents      14                    737        334
                                                     --------------
                                                     929        887
Assets held for sale                                   4          -
                                                     --------------
                                                     933        887
                                                     --------------
Total assets                                       1,065      1,411
                                                   ----------------

Current liabilities
Trade and other payables       15                  (219)      (437)
Tax liabilities                                     (76)       (55)
Bank loans and overdrafts      16                      -       (14)
Obligations under finance
leases                         16                      -        (1)
                                                   ----------------
                                                   (295)      (507)
Liabilities associated with
assets classified as held
for sale                                             (1)          -
                                                  -----------------
                                                   (296)      (507)
                                                  -----------------

Net current assets                                   637        380
                                                  -----------------

Non-current liabilities
Trade and other payables       15                   (19)        (6)
Retirement benefit scheme
obligations                                         (71)      (230)
Long-term provisions           17                   (89)      (145)
Bank loans                     16                      -       (21)
Obligations under finance
leases                         16                      -        (1)
                                                  -----------------
                                                   (179)      (403)
                                                  -----------------

Total liabilities                                  (475)      (910)
                                                  -----------------

Net assets                                           590        501
                                                  =================


Capital and reserves
Called-up share capital       18a                     54         52
Shares to be issued            19                     18         28
Share premium account          19                     10          4
Capital reserve                19                      9          9
Capital reduction reserve      19                      -        186
Retained earnings              19                    499        221
                                                    ----------------
Equity attributable to
equity holders of parent
company                                              590        500
Equity minority interests                              -          1
                                                   -----------------

Total equity                                         590        501
                                                   =================



CONSOLIDATED CASH FLOW STATEMENT

                                                   Year ended
                                              31 March     31 March
GBP million                          Note         2006         2005

Net cash (outflow)/inflow from
operating activities before
restructuring items and pension &
litigation settlements                            (80)           11
Cash outflows from restructuring
items and pension & litigation
settlements                           5b          (38)         (43)
Special pension contribution                     (185)            -
                                                -------------------
Net cash outflow from operating
activities after restructuring items
and pension & litigation settlements  21         (303)         (32)



Continuing Operations                            (164)           23
Discontinued Operations                          (139)         (55)
                                                 -------------------

Investing activities
Purchases of property, plant and
equipment                                         (29)         (35)
Disposals of property, plant and
equipment                                           2            3
Capitalised development costs                      (9)         (10)
Disposal of interests in associates
and joint ventures                                  3          (15)
Disposal of interests in
subsidiaries and other business
units                                           1,291           183
Disposal of available for sale
investments                                         5             1
Income from loans and deposits                     24            11
                                                 ------------------
Net cash flows from investing
activities                                      1,287           138
                                                 ------------------

Continuing Operations                              22           (6)
Discontinued Operations                         1,265           144
                                                 ------------------

Financing activities
Borrowings due within one year -
repayments                                        (7)           (4)
Borrowings due after more than one
year - advances                                     4             -
Issue of ordinary shares                            6             4
Loan note repayments                                -         (270)
Redemption premium                                  -          (28)
Dividends paid                                  (590)             -
                                                 ------------------
Net cash flows used in financing
activities                                      (587)         (298)
                                                 ------------------

Continuing Operations                           (584)         (294)
Discontinued Operations                           (3)           (4)
                                                 ------------------

Cash and cash equivalents at the
beginning of the year                            334            519

Net increase/(decrease) in cash and
cash equivalents                                 397          (192)
Effect of foreign exchange rate
changes                                            8              7
                                                  -----------------
Cash and cash equivalents at the end
of the year                                      739            334
                                                  =================

By balance sheet category:
Cash and cash equivalents                        737            334
Assets held for sale                               2              -
                                                   ----------------
                                                 739            334
                                                   ================


CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                Year ended
                                            31 March   31 March
GBP million                                     2006       2005

Exchange gains on translation of foreign
operations                                         6          5
Actuarial (loss)/gain on defined benefit
pension schemes                                 (93)          3
                                                ---------------
Net (loss)/gain recognised directly in
equity                                          (87)          8

Cumulative exchange differences
transferred to profit on the sale of
foreign operations                              (18)        (2)

Profit for the period                            769        119
                                               ----------------

Total recognised income and expense for
the year                                         664        125
                                               =================

Attributable to:
Equity holders of the parent                     662        125
Minority interests                                 2          -
                                               ----------------
                                                 664        125
                                               ================



NOTES TO THE UNAUDITED ACCOUNTS


1.ACCOUNTING POLICIES


The unaudited results for the year ended 31 March 2006 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively 'IFRS') as adopted by the European Union at 31 March 2006 and the financial information contained herein is presented on a consistent basis with the IFRS accounting policies of telent plc. The policies that the Group considers to be its principal accounting policies were set out in full in the Group Non-Statutory Accounts for Marconi Corporation plc for the six months ended 30 September 2005, which were published on 25 November 2005, and can be found in the Investors - Corporate News section of the Company's website (www.telent.com).

The financial information set out in this announcement does not constitute the Group's statutory accounts for the year ended 31 March 2006 or the year ended 31 March 2005. The financial information for the year ended 31 March 2005 is derived from the statutory accounts for that year as restated for the adoption of IFRS. The auditors reported on those statutory accounts which have been delivered to the Registrar of Companies; their report was unqualified and did not contain a statement under s237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 March 2006 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company expects to publish full financial statements that comply with IFRS in June 2006.


2.REVENUE AND OTHER INCOME


An analysis of the Group's revenue and income from Continuing Operations is as follows:

GBP million
Year ended 31 March                                         2006       2005

Sale of goods                                                 43         62
Revenue from long-term contracts                             269        269
                                                           ----------------
                                                             312        331
Other operating income (including rental
income)                                                        1          2
Investment income (excluding expected
return on pension scheme assets)                              21          9
                                                           -----------------


Continuing Operations                                        334        342
Discontinued Operations                                      677      1,008
                                                           ----------------
                                                           1,011      1,350
                                                           =================


3.SEGMENTAL ANALYSIS


Business segments

In  January  2006,   the  Group  sold  its   Telecommunications   Equipment  and
International   Services   businesses  to  Ericsson.   Those   operations   were
discontinued with effect from 1 January 2006.

Following the disposal, the Group was re-organised into two Continuing Operating segments - Telco Services and Enterprise Services. These segments are the basis on which the Group reports its primary segment information.

Telco Services covers a broad range of services for fixed, mobile and multi-vendor communications networks in the UK, including Network Build, Network Support and Maintenance, Cable Install and Repair and End of Life Management services. This includes the results of our System X hardware and software activity and Payphones business, which were previously reported within Optical & Access Networks. System X is managed within the Telco Services organisation structure, and the Payphones business was sold in March 2006.

Enterprise Services comprises the provision of services to enterprise network customers, particularly in the government, transportation and utilities sectors in the UK and Germany. Under certain projects within our German Enterprise Services business, we install optical and access equipment - these sales were previously reported within Optical & Access Networks but are now managed within the Enterprise Services organisation structure.

Our Discontinued Operations were organised into three operating segments - Optical & Access Networks, Data Networks and Other Network Services. For the year ended 31 March 2005 we have also separately disclosed information relating to OPP.

Following the disposal of businesses to Ericsson, which was achieved largely through asset-based transactions, the Group has retained legal entities in overseas territories, which hold legacy balances not transferred to Ericsson. These legal entities do not trade and are the subject of an ongoing Legal Entity Rationalisation programme. The results, assets and liabilities associated with these activities are presented as 'Liability management'. The principal components of liability management are receivables from and payables to entities sold to Ericsson, legacy trade payables, VAT receivables and payables, accruals for professional fees and environmental, litigation and other provisions.


Consolidated Income Statement segmental information

GBP million
Year ended 31 March 2006

                 Continuing                                                                         Consolidated
                  Operations                          Discontinued Operations                              Group

                                    Optical       Data      Other      OPP      Discontinued
              Telco Enterprise     & Access   Networks    Network                 Operations
           Services   Services     Networks              Services

Revenue         198        114          441        87         138        -             (666)                 312
           =====================================================================================================

Segment
result           16          4         (42)        17           -        -                25                  20
           =====================================================================================================


Liability management                                                                                           -

Restructuring items and pension & litigation settlements                                                      11
                                                                                                        --------
Profit from Operations                                                                                        31

Share of results of joint ventures                                                                             6

Investment income                                                                                            160
Finance costs                                                                                              (143)

Disposal of available for sale investments                                                                     4
                                                                                                        ---------
Profit on ordinary activities before taxation                                                                 58

Taxation                                                                                                      50
                                                                                                        ---------
Profit for the period from Continuing  Operations                                                            108

Profit for the period from Discontinued Operations                                                           663
                                                                                                       ---------
Profit for the period                                                                                        771
                                                                                                       =========



GBP million
Year ended 31 March 2005

                  Continuing                                                                        Consolidated
                  Operations                          Discontinued Operations                              Group

                                    Optical       Data      Other      OPP      Discontinued
              Telco Enterprise     & Access   Networks    Network                 Operations
           Services   Services     Networks              Services

Revenue         223       108           597       140         202       67            (1,006)                331
            ====================================================================================================

Segment
result            1         2          (24)        24           3      (2)                (1)                  3
            ====================================================================================================


Liability management                                                                                           -

Restructuring items and pension & litigation settlements                                                       -
                                                                                                          -------

Profit from Operations                                                                                         3

Investment income                                                                                            146
Finance costs                                                                                              (169)
                                                                                                         =========

Profit on ordinary activities before taxation                                                               (20)


Taxation                                                                                                      20
                                                                                                         --------

Profit for the period from Continuing  Operations                                                              -

Profit for the period from Discontinued Operations                                                           119
                                                                                                         ========

Profit for the period                                                                                        119




Revenue represents external sales. In both years inter-segmental sales were GBPnil.



Consolidated balance sheet segmental information

GBP million

                                               31 March   31 March
                                                   2006       2005
ASSETS

Telco Services                                       94         92
Enterprise Services                                  58         45
                                                  -----------------
Continuing segment assets                           152        137
                                                  -----------------

Data Networks                                         -         63
Optical & Access and Other
Network Services                                      -        804
                                                  -----------------

Discontinued segment assets                           -        867
                                                  -----------------

Segment assets                                      152      1,004
                                                 -------------------

Assets held for sale                                  4          -

Liability management                                104         43

Available for sale
investments                                           -          5
Interests in associates                               -          3
Interests in joint ventures                           6          -
Cash and cash equivalents(1)                        737        334
Tax receivables                                       -         22
Deferred tax asset                                   50          -
Retirement benefit scheme
surpluses                                            12          -
                                                     --------------

Consolidated total assets                         1,065      1,411
                                                     ================

LIABILITIES

Telco Services                                     (54)       (56)
Enterprise Services                                (60)       (48)
                                                   ----------------
Continuing segment
liabilities                                       (114)      (104)
                                                   ----------------

Data Networks                                        -        (47)
Optical & Access and Other
Network Services                                     -       (234)
                                                  ------------------

Discontinued segment
liabilities                                          -       (281)
                                                  ------------------

Segment liabilities                               (114)      (385)
                                                  ------------------

Liabilities associated with
assets classified as held for
sale                                                (1)          -

Liability management                              (213)      (205)

Bank loans and overdrafts                             -       (35)
Tax liabilities                                    (76)       (55)
Retirement benefit scheme
deficits                                           (71)      (230)
                                                  ------------------

Consolidated total
liabilities                                       (475)      (910)
                                                  ==================

The Operating net assets of Optical & Access Networks and Other Network Services cannot be separately identified as the same assets were generally used to generate sales in each of these segments.


Supplementary segmental information

GBP million
Year ended 31 March 2006


                    Continuing                                                  Total
                    Operations                                                  Group
                                                 Discontinued Operations

                Telco  Enterprise      Optical    Data       Other      OPP
                                     & Access   Networks   Network
             Services   Services     Networks              Services
Share option
charges            5          2            -          -          -        -        7
             ========================================================================


Capital
additions          2          -            25         2          -          -      29
            =========================================================================

Depreciation
and
amortisation       3          2            24         4          1          -      34
             ========================================================================

Impairment
of property,
plant and
equipment          -          -            11         -          -          -      11
            =========================================================================




GBP million
Year ended 31 March 2005

                      Continuing                                              Total
                      Operations                                              Group
                                                  Discontinued Operations

                Telco  Enterprise     Optical    Data       Other      OPP
                                     & Access   Networks   Network
             Services   Services     Networks              Services

Share option
charges            18         8             -          -          -       -      26
             ======================================================================


Capital
additions           3         -            28          4          -       -      35
            =======================================================================

Depreciation
and
amortisation        3         3            34          6          1       -      47
             ======================================================================

Impairment
of property,
plant and
equipment           -         -             -          -          -       -       -
             ======================================================================




Geographical segmental information


Analysis of revenue, segment net assets/(liabilities) and capital expenditure by territory of origin


                                      Segment net assets/
                         Revenue        (liabilities)
                       Year ended         Year ended           Capital expenditure
GBP million             31 March           31 March                  31 March
                      2006   2005      2006       2005           2006       2005

United Kingdom         260       293         45         14          2          3
Germany                 52        38        (8)          9          -          -
Rest of World            -         -          1         10          -          -
                       ----------------------------------------------------------

Continuing
Operations             312       331         38         33          2          3
Discontinued
Operations             666     1,006          -        586         27         32
                       ----------------------------------------------------------
Total segment          978     1,337         38        619         29         35
                       ==========================================================

4.PROFIT FROM CONTINUING OPERATIONS

                                          Before   Restructuring
                                   restructuring       items and
GBP million                            items and       pension &
                                       pension &      litigation
Year ended 31 March 2006              litigation     settlements
                                     settlements
                                                                          Total

Revenue                                      312               -            312
Cost of sales                              (239)               -          (239)
                                     ------------------------------------------

Gross profit                                  73               -             73

Selling and distribution
expenses                                    (23)               -           (23)
Administrative expenses -
other                                       (31)              11           (20)
Research and development                       -               -              -
Other operating income                         1               -              1
Share of results of associates                 -               -              -
                                    -------------------------------------------

Profit from Operations                        20              11             31
                                    ===========================================



                                          Before   Restructuring
                                   restructuring       items and
GBP million                            items and       pension &
                                       pension &      litigation
Year ended 31 March 2005              litigation     settlements
                                     settlements
                                                                          Total

Revenue                                      331               -            331
Cost of sales                              (250)               -          (250)
                                     ------------------------------------------

Gross profit                                  81               -             81

Selling and distribution
expenses                                    (29)               -           (29)
Administrative expenses -
other                                       (50)               -           (50)
Research and development                     (1)               -            (1)
Other operating income                         2               -              2
Share of results of associates                 -               -              -
                                   --------------------------------------------

Profit from Operations                         3               -              3
                                    ============================================



In the year ended 31 March 2006, share option and related payroll costs of GBP7 million (2005: GBP26 million) were included within selling and distribution expenses, administrative expenses and research and development.

The  Group  disposed  of  its  Telecommunications  Equipment  and  International
Services businesses to Ericsson during the year ended 31 March 2006 and its Outside Plant and Power (OPP) business to Emerson during the year ended 31 March 2005. The results of these disposed businesses are shown in note 10. Restructuring items and pension & litigation settlements are shown in further detail in note 5.


5.RESTRUCTURING ITEMS AND PENSION & LITIGATION SETTLEMENTS


These items have been analysed as follows:

a) Restructuring items and pension & litigation settlements - consolidated income statement

GBP million
Year ended 31 March                                     2006          2005

Restructuring costs                        (i)           (7)             -

Retirement benefit scheme settlement
and curtailment gains                     (ii)            20             -


Increase in provision for litigation
settlement                               (iii)           (2)             -
                                                     ----------------------

Continuing Operations                                     11             -
Discontinued Operations                   (iv)          (44)           (9)
                                                     ----------------------
                                                        (33)           (9)
                                                     ======================



(i) As part of the Group's cost reduction actions, a net charge of GBP7 million (2005: GBPnil million) was recorded during the year ended 31 March 2006 within Continuing Operations. This related mainly to the cost of employee severance.

(ii)During the year ended 31 March 2006, the Group recognised curtailment gains of GBP6 million in relation to previously announced headcount reductions in the UK and as a result of the disposal of the Telecommunications Equipment and International Services businesses to Ericsson. The Group recognised a further GBP14 million settlement gain in relation to the termination of one of its US post-retirement medical benefit plans.

(iii)The net increase in provisions for litigation and indemnities resulted mainly from the creation of provisions for claims received during the year from former employees in the US and CALA region, partially offset by the release of provisions relating to disposals completed in prior years following the successful settlement of all outstanding claims from the purchaser (at a lower level than previously provided).

(iv)We announced two major restructuring programmes in the UK during the financial year as well as programmes in certain overseas territories, resulting in a GBP34 million restructuring charge within Discontinued Operations relating to the associated headcount reductions and site closures. In addition, we recorded an GBP11 million charge to cover the impairment of IT systems no longer required within telent following the disposal of businesses to Ericsson. These were partially offset by a GBP1 million credit to cost of sales relating to the manufacturing outsourcing arrangements we had in place within our European supply chain, now transferred to Ericsson. In the financial year ended 31 March 2005, GBP9 million restructuring and litigation items comprised employee severance costs offset by recoveries from stock, which had been previously written off and a release of excess litigation provisions following full and final settlement all outstanding claims under the previously disclosed Telcordia lawsuit.


b) Restructuring items and pension & litigation settlements - consolidated cash flow statement

GBP million
Year ended 31 March                                          2006          2005

Restructuring items                                           (6)             -
                                                             ------------------
Litigation settlement                                           -             -

Continuing Operations                                         (6)             -
Discontinued Operations                                      (32)          (43)
                                                             ------------------

                                                             (38)          (43)
                                                             ==================

6.SHARE OF RESULTS OF JOINT VENTURES


During the year, the value of the Group's 50% shareholding in Plessey Holdings
Ltd was assessed. Based on the latest view of the company's environmental and litigation exposures, a GBP6 million provision previously held against our investment was released.



7.INVESTMENT INCOME

GBP million
Year ended 31 March                                          2006          2005

Interest receivable:
Loans and deposits                                             18             8
Other                                                           2             1
                                                              -----------------
                                                               20             9
Gain on foreign currency cash deposits                          1             -
Expected return on pension scheme assets                      139           137
                                                             -------------------

Continuing Operations                                         160           146
                                                             ===================

8. FINANCE COSTS


GBP million
Year ended 31 March                                          2006          2005

Interest payable - bank loans, loan notes and
overdrafts                                                      -             8
Premium on redemption of loan notes                             -            28
Interest on pension scheme liabilities                        142           140
Movements in the fair value of derivatives                      -           (7)
Other                                                           1             -
                                                          ----------------------

Continuing Operations                                         143           169
                                                          ======================



The Group commenced hedging identifiable foreign currency cash flow exposures with forward contracts in February 2005. This activity ceased in December 2005.
The fair value of outstanding foreign exchange contracts at 31 March 2005 was immaterial, and GBPnil at 31 March 2006.


 9. TAX

a) Tax charge/(credit)

GBP million
Year ended 31 March                                          2006          2005

Continuing Operations
Current tax:
Overseas overprovision in respect of prior years                -          (20)
Deferred tax                                                 (50)             -
                                                            -------------------
                                                             (50)          (20)
                                                            ===================

Discontinued Operations
Current tax:
Overseas tax                                                   24             7
UK overprovision in respect of prior years                      -           (6)
Overseas overprovision in respect of prior years                -          (29)
                                                            --------------------
                                                               24          (28)
                                                            ====================

Total Group
Current tax:
Overseas tax                                                   24             7
UK overprovision in respect of prior years                      -           (6)
Overseas overprovision in respect of prior years                -          (49)
Deferred tax                                                 (50)             -
                                                            --------------------
                                                             (26)          (48)
                                                            ====================


In the year ended 31 March 2006, included within the charge to current tax in Discontinued Operations, was approximately GBP23 million related to tax on the profits arising on the sale of the Telecommunications Equipment and International Services businesses.

In the year ended 31 March 2005, the Group's tax credit of GBP48 million arose primarily due to the release of tax provisions in respect of prior years following progress in resolving historic US and UK tax issues.


b) Deferred tax

At 31 March 2006, the Group has the following deferred tax assets in the countries where it will have ongoing operations:

GBP million
At 31 March 2006
                                                     Recognised    Unrecognised

UK                                                           41             328
Germany                                                       7              66
Other                                                         2               -
                                                           --------------------
                                                             50             394
                                                           ====================


The deferred tax assets represent operating losses, pension scheme contributions and restructuring items.

Following the disposal of the Telecommunications Equipment and International Services businesses to Ericsson, the Directors are of the opinion that the anticipated level of profits over the next three financial years supports the recognition of GBP50 million of deferred tax assets at 31 March 2006. There are also unrecognised deferred tax assets of GBP394 million, which relate to these two territories.

In addition, and separate from the GBP394 million above, the Group has unrecognised deferred tax assets representing operating losses and restructuring items in jurisdictions outside the UK and Germany (principally Italy and the USA), after taking into account any gains arising on the disposals to Ericsson in the year ended 31 March 2006. These tax assets may be utilised in future tax audits, for example, but otherwise are not anticipated to have value for the ongoing Group and are not disclosed above.

Deferred tax assets totalling GBP817 million were not recognised as at 31 March 2005 in respect of operating losses, pension scheme deficits and restructuring items.


There was no tax on items taken directly to equity in either year.


10. DISCONTINUED OPERATIONS


On 23 January 2006, the Group disposed of its Telecommunications Equipment and International Services businesses to Ericsson. Under the Memorandum of Agreement, the effective date of the transaction and the date on which management control of the disposed businesses transferred to Ericsson was 1 January as evidenced by i) transfer of management teams to Ericsson with effect from 1 January 2006, ii) an element of the purchase price consideration being based on net asset value of the disposed businesses as at 31 December 2005, iii) all profits recorded from 1 January 2006 being for Ericsson's account.

During the year ended 31 March 2005, the Group disposed of its OPP business to Emerson.

Further information on the disposal of the Telecommunications Equipment and International Services and OPP businesses can be found in note 20.

The results of the above Discontinued Operations included in the consolidated income statement were as follows:

                                                                       Year ended
                                                                        31 March
GBP million                                                        2006        2005

Revenue                                                             666       1,006
Expenses(2)                                                       (727)     (1,014)
                                                                  -----------------
                                                                   (61)         (8)

Taxation                                                           (24)          28

Net interest                                                        (4)         (4)

Gain on disposal                                                    752         103
                                                                   ----------------

Net profit after tax attributable to
Discontinued Operations                                             663         119
                                                                   =================


During the year, Discontinued Operations had a net operating cash outflow of GBP139 million (2005: GBP55 million outflow), received GBP1,265 million (2005: received GBP144 million) in respect of investing activities and paid GBP3 million (2005: paid GBP4 million) in respect of financing activities.

The effect of Discontinued Operations on segment results is disclosed in note 3.

The Board is contractually committed to dispose of its Telecommunications Equipment and Services businesses in Argentina and Colombia to Ericsson. These operations, which are expected to be sold in the first half of the year ending 31 March 2007, have been classified as a disposal group held for sale and presented separately in the Group balance sheet. The operations are included in Discontinued Operations, within the Optical & Access Networks segment, in the income statement analysis in note 3. The proceeds of the disposal are expected to equal the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale.

11. EARNINGS PER SHARE


Basic and diluted profit per share is calculated by reference to a weighted average of 209.3 million ordinary shares (2005: 204.5 million ordinary shares) in issue during the year.

The effect of share options is dilutive. In 2006, the undiluted weighted average number of shares has been adjusted by 5.3 million (2005: 12.4 million) in respect of outstanding share options to give a diluted weighted average of 214.6 million ordinary shares (2005: 216.9 million ordinary shares).

The basic and diluted profit per share is set out in the table below:


Continuing Operations
Year ended 31 March                               2006                   2005

                                                      Profit                Profit
                                                   per share                   per
                                          Profit                 Profit      share
                                             GBP       Pence        GBP      Pence
                                         million                million

Continuing Operations:
Basic profit and basic profit per share      108        51.6          -          -
                                          =========================================

Diluted profit and diluted profit per
share                                        108        50.3          -          -
                                          =========================================

Discontinued Operations:
Basic profit and basic profit per share      663       316.8        119       58.2
                                          =========================================

Diluted profit and diluted profit per
share                                        663       309.0        119       54.9
                                          ========================================

Group:
Basic profit and basic profit per share      771       368.4        119       58.2
                                         ==========================================

Diluted profit and diluted profit per
share                                        771       359.3        119       54.9
                                         =========================================


12. Inventories

                                                         31 March     31 March
GBP million                                                  2006         2005

Raw materials and bought in                                     -           37
components
Work in progress                                                2           33
Finished goods                                                  7           82
Long term contract work in
progress                                                       13           10
                                                          ---------------------

                                                               22          162
                                                          =====================


13. TRADE AND OTHER RECEIVABLES



                                                         31 March     31 March
GBP million                                                  2006         2005

Current assets:
Trade receivables                                             113          307
Amounts owed by associates                                      -           17
Other receivables                                              45           30
Prepayments and accrued income                                 12           15
                                                          ---------------------
                                                              170          369
Non-current assets:
Trade receivables                                               2            -
Prepayments and accrued income                                  2            1
                                                          --------------------
                                                                4            1
                                                          --------------------

                                                              174          370
                                                          =====================


The Group had assigned certain trade debts as security against the advance of cash from third party providers. There were no such debts outstanding at 31 March 2006 as the activity ceased during the year.

The Group previously had available to it customer receivables financing facilities, however, these have now been cancelled.

An allowance has been made for estimated irrecoverable amounts of GBP6 million (2005: GBP30 million). This allowance has been determined by reference to past default experience.


The Directors consider that the carrying amount of trade and other receivables approximates their fair value.


14. Cash and cash equivalents



                                                             31 March     31 March
GBP million                                                      2006         2005

Cash and bank deposits repayable
on demand                                                         177          239
Other cash deposits                                               562           95
                                                                ------------------
Cash at bank and in hand                                          739          334
                                                                ===================

Included in the amounts above are
restricted cash balances of:
Collateral against bonding
facilities                                                         41           78
Held by captive insurance company                                  15           17
Pension fund escrow account                                       490            -
High Court escrow deposit                                          16            -
Cash held as security in
subsidiaries                                                        6            8
                                                                -------------------
                                                                  568          103
Cash held at subsidiary level and
cash in transit                                                    47           64

Available treasury deposits                                       124          167
                                                                ------------------
                                                                  739          334
                                                                ===================

By currency:
Sterling                                                          679          138
Euros                                                              42          128
US Dollars                                                          9           35
Other                                                               9           33
                                                                ------------------
                                                                  739          334
                                                                ==================

By balance sheet category:
Cash and cash equivalents                                         737          334
Assets held for sale                                                2            -
                                                                -------------------
                                                                  739          334
                                                                ===================



At 31 March 2006, the Group held approximately Euro 13 million (GBP9 million) and US dollar 3 million (GBP2 million) of foreign currency denominated cash within the UK. This cash is not treated as a hedge for accounting purposes and gains and losses on retranslation of the cash into sterling are taken to finance costs.

The trustees of the G.E.C. 1972 Plan (the "UK Pension Plan") and the Company agreed that (in addition to the cash contribution of GBP185 million made to the Pension Fund shortly before the return of cash to shareholders) the Company should pay GBP490 million into an escrow arrangement for the potential benefit of the Pension Fund. The cash contributed to this escrow arrangement will be held by a nominee on trust for the benefit of the Company, but with security over such amount being provided to the trustees.

An escrow deposit of GBP20 million was put in place following the High Court approval of the release of the capital reduction reserve (a non-distributable reserve) on 11 October 2005. This was reduced to GBP16 million in March 2006 due to the extinguishment or payment of claims by the Company totalling GBP3.7 million and release of interest earned on the deposit. Further details are given in note 19.

GBP6 million of cash previously held by the Company's Italian subsidiary as collateral against loans is awaiting formal release by the bank as part of the transfer of these loans to Ericsson.

Cash deposits invested are at short-term floating rates. The impact of a 1% decrease in interest rates during the year would have reduced earnings from interest on total cash invested by GBP5 million in the year to 31 March 2006 (due to the temporary inclusion of GBP1.3 billion of cash proceeds arising from the disposal to Ericsson).

15. TRADE AND OTHER PAYABLES



                                                             31 March     31 March
GBP million                                                      2006         2005

Current liabilities:
Payments received in advance                                       10           49
Trade payables                                                     44          187
Other taxation and social security                                  9           23
Other payables                                                     24           64
Accruals and deferred income                                      132          114
                                                              ---------------------

                                                                  219          437
                                                              =====================

Non-current liabilities:
Accruals and deferred income                                       19            6
                                                              ---------------------

                                                                  238          443
                                                              =====================



Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 62 days.

The Directors consider that the carrying amount of trade payables approximates to their fair value.


16. BORROWINGS

                                                             31 March     31 March
GBP million                                                      2006         2005

Current liabilities:
Bank loans and overdrafts:
Repayable on demand                                                 -           10
Other                                                               -            4
                                                              --------------------
                                                                    -           14
Obligations under finance leases                                    -            1
                                                              ---------------------

                                                                    -           15
                                                              =====================
Non-current liabilities:
Bank loans                                                          -           21
Obligations under finance leases                                    -            1
                                                              ---------------------

                                                                    -           22
                                                              =====================

Borrowings by currency:
Euros                                                               -           27
Chinese Yuan                                                        -           10
                                                              ---------------------

                                                                    -           37
                                                              =====================


As a result of the sale of the Group's Telecommunications Equipment and International Services businesses to Ericsson on 23 January 2006, the Group had no borrowings at 31 March 2006.

17. LONG-TERM PROVISIONS

                                            Contracts    Litigation
                                                  and           and
GBP million  Restructuring   Warranties   commitments   indemnities   Other   Total

At 1 April
2005                    24           26            16            66      13     145
Charged                 46            9             6             9       1      71
Released               (4)          (3)           (4)          (17)     (2)    (30)
Utilised              (39)          (9)           (4)           (8)     (2)    (62)
Disposals              (2)         (19)          (11)           (2)     (2)    (36)
Exchange
rate
adjustment               -            -             -             2     (1)       1
                   -----------------------------------------------------------------

At 31 March 2006        25            4             3            50       7      89
                   =================================================================


Restructuring mainly comprises expected costs for employee severance (GBP16 million at 31 March 2006; GBP15 million at 31 March 2005) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP9 million at 31 March 2006, GBP9 million at 31 March 2005). The telent Group has retained all liabilities relating to restructuring programmes announced prior to completion of the disposal of businesses to Ericsson. The majority of associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next two years.

The Group announced two major restructuring programmes in the UK during the financial year ended 31 March 2006 as well as programmes in certain overseas territories. Costs relating to the associated headcount reductions and site closures were the main contributing factors to the GBP46 million restructuring charge in the year.

Warranties comprise the expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products. The majority of the Group's warranty provisions were disposed as part of the sale of our Telecommunications Equipment businesses to Ericsson. Warranty provisions of GBP4 million at 31 March 2006 relate mainly to the software support business.

Contracts and commitments comprise mainly losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate mainly to industrial diseases. The Group's exposure to these claims, which was last assessed by actuaries at 31 March 2005, amounts to GBP19 million (2005: GBP18 million) after discounting at a rate of 4.5%. The effect of the unwind of the discount was GBP1 million for the year ended 31 March 2006. The Group successfully settled a number of litigations during the financial year for amounts less than the corresponding provisions and recorded a net release of GBP8 million, which was credited to the income statement.

Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements. The release in the period represents the decrease in National Insurance accrued on share options.

18. EQUITY SHAREHOLDERS' INTERESTS


a)    Share capital

                                                     Number of              GBP
                                                        shares
Ordinary shares
Allotted, called-up and fully paid at 1 April
2005 at 25p each                                   208,740,939       52,185,235

Shares issued:
Warrants exercised at 25p each                           2,666              667
Share options exercised at 25p and 87.5p each        5,855,598        1,480,069
Two for seven share consolidation                (153,266,665)                -
                                                -------------------------------
Allotted, called-up and fully-paid at 31 March
2006 at 87.5p each                                  61,332,538       53,665,971


Unissued at 1 April 2005 at 25p each               418,008,914      104,502,228
                                                 ------------------------------
Unissued at 31 March 2006 at 87.5p each            117,738,848      103,021,492
                                                 ------------------------------

Authorised at 1 April 2005 at 25p each             626,749,853      156,687,463
                                                 ==============================
Authorised at 31 March 2006 at 87.5p each          179,071,386      156,687,463
                                                 ==============================

On 27 March 2006, a two-for-seven share consolidation took place. On that date, the total number of shares in issue therefore reduced from 214,573,331 to 61,306,666.


b)    Warrants

At the time of the Financial Restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of a subsequent share consolidation, which occurred on 9 September 2003, 5 warrants must now be exercised per 87.5p ordinary share, giving an aggregate subscription price of GBP7.50 per share. The two-for-seven share consolidation on 27 March 2006, referred to above, had no effect on the warrants. At 31 March 2006, 49.6 million warrants remained outstanding.

c)    Share Options

At 31 March 2006 the following share options were outstanding in respect of the Company's ordinary shares:

                             Number of
                               shares
                                under   Subscription
                               option      price      Exercise period
                            (millions)  (per share)

Senior Management plan
Granted 24 June 2003            4.1         Nil      May 2004 to May 2013
Granted 1 September 2003        0.3         Nil      May 2004 to May 2013
Granted 13 February 2004        0.8         Nil      October 2004 to February
                                                     2014

Employee plan
Granted 30 June 2003            1.7      GBP3.08     May 2004 to May 2013
Granted 1 September 2003         -       GBP4.55     May 2004 to May 2013
Granted 13 February 2004         -       GBP7.17     May 2004 to February 2014
Granted 1 December 2004         0.6      GBP5.72     December 2004 to August
                                                     2008
Granted 6 December 2004         0.1      GBP5.67     December 2004 to August
                                                     2008



All options granted under the Senior Management Plan and those granted before December 2004 under the Employee Plan have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met. The options granted in December 2004 have a single performance target which is the same as the fifth performance target relating to the options granted earlier.

The fifth performance target relates to the Group's market capitalisation. The measurement of this target was amended by ordinary resolution of shareholders, within the rules of the Share Option Schemes, to reflect the return of cash to shareholders following the Ericsson transaction and any subsequent return of value together with the timing of such returns.

The overall impact on the Group's consolidated income statement over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP64 million before payroll taxes. We expect the charge under IFRS 2, before payroll taxes, to be GBP3 million in the year to 31 March 2007. The GBP64 million charge is a non-cash item.

The two-for-seven share consolidation, described above, had no significant effect upon the option holders as the numbers of shares under option and the exercise prices of those options did not change.

19.   CAPITAL AND RESERVES


                            Shares      Share                 Capital
                 Share      to be     premium    Capital    reduction   Retained    Total
GBP million      capital    issued    account    reserve      reserve   earnings   equity

At 1 April 2005       52         28         4          9          186        221      500
Total recognised
income for the
year                   -          -         -          -            -        664      664
Dividends paid         -          -         -          -            -      (590)    (590)
Shares to be
issued                 2       (10)         6          -            -         18       16
Losses
transferred            -          -         -          -        (186)        186        -
                   -----------------------------------------------------------------------

At 31 March 2006      54         18        10          9            -        499      590
                   =======================================================================



On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts. These balances were credited to retained earnings. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve, which would be transferred to retained earnings as incurred or when all creditors, as at the effective date of 22 May 2003, have been satisfied.


On 11 October 2005, the High Court released the Company from its obligation to retain this non-distributable reserve. This release became effective when the Company placed GBP20 million in an escrow account held with Lloyds TSB plc to cover any future potential claims from creditors existing at 22 May 2003. The amount outstanding as at 31 March 2006 was GBP16 million. The monies in the escrow account will be solely for the protection of creditors of the Company which were in existence at 22 May 2003, which were not schemed and which remain outstanding. The balance remaining on this reserve was transferred to retained earnings during the year.



20.   DISPOSALS


a) Sales of subsidiaries and business units


On 23 January 2006, the Group disposed of its Telecommunications Equipment and International Services businesses to Ericsson. Under the Memorandum of Agreement, the effective date of the transaction and the date on which management control of the disposed businesses transferred to Ericsson was 1 January 2006 as evidenced by i) transfer of management teams to Ericsson with effect from 1 January 2006, ii) an element of the purchase price consideration being based on net asset value of the disposed businesses as at 31 December 2005, iii) all profits recorded from 1 January 2006 being for Ericsson's account. The majority of these businesses were sold by way of a direct sale of assets and intellectual property to Ericsson. Some of the Group's subsidiaries and interests in joint ventures were also disposed of as part of the overall sale agreement, the most significant being GPT Special Project Management Limited, Marconi Communications Federal Inc and Marconi Communications South Africa (Pty) Limited.


Transaction related costs on this disposal amounted to GBP20 million. Provision has also been made for additional tax costs of GBP23 million.


The net assets relating to this disposal at the date of disposal were as follows:

GBP million                                                                Total

                                                                           2006

Net assets sold
Other intangible assets                                                      11
Property, plant and equipment                                                92
Interests in associates                                                       3
Available for sale investments                                                2
Inventories                                                                 143
Trade and other receivables                                                 273
Cash and cash equivalents                                                   102
Trade and other payables                                                  (221)
Loans and overdrafts                                                       (35)
Long-term provisions                                                       (36)
Retirement benefit deficit                                                 (59)
Goodwill                                                                    348
Minority interests                                                          (3)
                                                                        --------
                                                                            620
Cash consideration received                                               1,397
Deferred consideration and transaction costs                               (43)
                                                                        --------

Profit on disposal before cumulative
exchange differences transferred to
profit on the sale of foreign operations                                    734

Cumulative exchange differences
transferred to profit on the sale of
foreign operations                                                           18
                                                                      ---------

Profit on disposal                                                          752
                                                                      ==========

The results and balance sheet of the Telecommunications Equipment and International Services businesses sold to Ericsson have been included in Discontinued Operations and have been split between the Optical & Access Networks, Data Networks and Other Network Services segments in note 3.

The Group's Payphones business (formerly known as Marconi Interactive Systems) was sold on 3 March 2006 to Teknowledge Group Limited. Teknowledge purchased substantially all of the assets, liabilities, contracts and intellectual property of the Payphones business for a total consideration of GBP2 million. The consideration is deferred, and is due for payment in instalments between 24 April 2006 and February 2007. The results and balance sheet of the Payphones business have been included in Continuing Operations within the Telco Services segment in note 3.

The OPP business was disposed of on 16 August 2004. The net assets relating to this business at the date of disposal were as follows:

GBP million                                                               Total

                                                                           2005

Net assets sold
Property, plant and equipment                                                24
Inventories                                                                  29
Trade and other receivables                                                  25
Cash and cash equivalents                                                     -
Trade and other payables                                                   (21)
Retirement benefit deficit                                                 (16)
Goodwill                                                                     44
Minority interests                                                            -
                                                                         -------
                                                                             85

Cash consideration received                                                 204
Deferred consideration and transaction costs                               (16)
                                                                         -------


Profit on disposal before cumulative
exchange differences transferred to
profit on the sale of foreign operations                                    103


Exchange differences transferred to
profit on the sale of foreign operations                                      2
                                                                         =======


Profit on disposal                                                          105
                                                                         =======

The results and balance sheet of the OPP business have been included in Discontinued Operations and have been separately identified in the segmental analysis in note 3.



b) Sales of interest in associates


As described above, on 23 January 2006 the Group disposed of its Telecommunications Equipment and International Services businesses to Ericsson. Included in the total net assets agreed to be sold were GBP3 million of investments in associated undertakings, namely our equity interests in certain entities including Shanghai Putian Marconi Network Technologies Ltd (China), Marconi (Malaysia) sdn Bhd and TTC Marconi SRO. They were agreed to be sold for a combined total cash consideration of GBP3 million, giving rise to a profit on disposal of GBPnil in the year ended 31 March 2006.


There were no sales of interests in associates in the year ended 31 March 2005.


c) Sales of interest in available for sale investments


Also, on 23 January 2006, the Group disposed of a number of available for sale investments to Ericsson, namely High Speed Office Limited and the Group's share in the TMT Venture Capital Fund. Total cash consideration of GBP2 million was received, giving rise to a profit on disposal of GBPnil.


Included within Continuing Operations in the year ended 31 March 2006 was a profit of GBP4 million on the disposal of available for sale investments. The main disposals were as follows:


(i) The Group disposed of its investment in Osram AS for cash consideration of GBP2 million, giving rise to a profit on disposal of GBPnil.

(ii) The Group sold the majority of its investment in Retelit SpA for total cash consideration of GBP4 million, giving rise to a profit on disposal of GBP4 million.


There were no sales of interests in available for sale investments in the year ended 31 March 2005.



21.   NOTES TO THE CASH FLOW STATEMENT

GBP million
Year ended 30 March 2006                   Continuing   Discontinued       Total

Profit/(loss) from Operations                        31           (69)        (38)
Restructuring items and pension & litigation
settlements                                         (11)            44          33

Depreciation charge                                   5             22          27
Amortisation of intangibles                           -              7           7
Shares to be issued related to share options          6              -           6
Loss on disposal of property, plant and
equipment                                             -              1           1
                                                -----------------------------------
Operating cash flows before movements in
working capital                                      31              5          36


Decrease/(increase) in inventories                    5            (4)           1
(Increase)/decrease in receivables                 (22)             53          31
Increase/(decrease) in payables                       5          (133)       (128)
Decrease in provisions                              (5)           (16)        (21)
                                                -----------------------------------
Cash generated/(used by) by Operations               14           (95)        (81)

Net income taxes refunded                            13            (6)           7
Interest paid                                         -            (6)         (6)
                                                -----------------------------------
Net cash from/(used by) operating activities         27          (107)        (80)
Cash outflow from restructuring items and
pension & litigation settlements                    (6)           (32)        (38)

Special pension contribution                      (185)              -       (185)
                                                -----------------------------------
Net cash outflow from operating activities
after restructuring items and pension &
litigation settlements                            (164)          (139)       (303)
                                                ===================================

GBP million
Year ended 31 March 2005                   Continuing   Discontinued       Total


Profit/(loss) from Operations                         3            (8)         (5)
Restructuring items and pension & litigation
settlements                                           -              9           9

Depreciation charge                                   6             33          39
Amortisation of intangibles                           -              8           8
Shares to be issued related to share options         24              -          24
                                                 ----------------------------------
Operating cash flows before movements in
working capital                                      33             42          75


Increase in inventories                             (4)           (18)        (22)
Increase in receivables                               -           (15)        (15)
Increase in payables                                  9             12          21
Decrease in provisions                              (2)           (24)        (26)
                                                 ----------------------------------
Cash generated/(used by) by Operations               36            (3)          33

Net income taxes paid                                 -            (7)         (7)
Interest paid                                      (13)            (2)        (15)
                                                 ----------------------------------
Net cash from/(used by) operating activities         23           (12)          11
Cash outflow from restructuring items and
pension & litigation settlements                      -           (43)        (43)
                                                 ---------------------------------

Net cash inflow/(outflow) from operating
activities after restructuring items and
pension & litigation settlements                     23           (55)        (32)
                                                 =================================



22. CONTINGENT LIABILITIES

                                                           31 March    31 March
GBP million                                                    2006        2005

Contingent liabilities                                           20          20
                                                         =======================



Litigation and environmental liabilities

Contingent liabilities relate mainly to obligations arising from legal proceedings and environmental remediation activities, which, in the opinion of the Directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows. The Group is also engaged in a number of remediation activities at various sites the costs of which are fully provided for. It is possible that the remediation works at those sites could take longer to complete than expected, that additional contamination could be discovered, or that the governmental agencies involved could change their policy and require remediation to a higher standard than required at present. The estimated costs of which is disclosed above. The Directors currently believe that the remediation works are unlikely to require expenditure resulting in material cash or other asset outflows other than in accordance with the provisions held.


Guarantees

At 31 March 2006, the Group had provided third parties with a total of GBP118 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 March 2006, the value of total collateral against these various guarantees was GBP41 million. In addition, we estimate that GBP71 million of the guarantees had varying conditional and unconditional rights to call for cash collateral.



23.RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Sales by Group companies to joint ventures and associates amounted to GBP21 million (2005: GBP22 million). Purchases from joint ventures and associates amounted to GBP2 million (2005: GBP2 million).

There were no other related party transactions requiring disclosure in this preliminary announcement.


24. POST BALANCE SHEET EVENT

On 25 May 2006, the Boards of Holmar Holdings Limited (a private limited company newly incorporated in England and Wales and indirectly owned by a private equity fund advised by Fortress Investment Group) ("Holmar") and telent announced that they have reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent (the "Possible Offer"). Prior to announcing a formal offer, telent and Holmar will be seeking confirmations from a small number of significant customers that existing contractual arrangements will continue unaffected by the proposed change of control. These confirmations are expected to take 2 - 3 weeks to obtain and so any offer, if made, is unlikely to be completed before the end of July 2006. In addition, Holmar will seek irrevocable undertakings from certain institutional telent Shareholders. The Possible Offer is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act and would be subject to customary terms and conditions. However, there can be no certainty that Holmar will announce a firm intention to make an offer. Holmar may, in its sole discretion, proceed or not proceed with the Possible Offer whether the customer confirmations and irrevocable undertakings referred to above are forthcoming or not.

Under the terms of the Possible Offer, telent Shareholders would be entitled to receive 529.5 pence per telent Share in cash. On this basis, the terms of the Possible Offer value the Diluted Share Capital of telent at approximately GBP346 million. The agreement in principle is not binding on either party. However the indicative offer price of 529.5 pence per telent share in cash may only be reduced if the telent Board so agrees or if another offeror announces a firm intention to make an offer at a lower price.

The Board of telent believes the possible offer from Holmar represents the most compelling option available to telent shareholders today and, if made, would give telent shareholders the opportunity to realise their investment at an attractive price.


25.RECONCILIATIONS FROM UK GAAP TO IFRS


Restated Balance Sheet as at date of transition (being 1 April 2004)

                       UK GAAP as Presentational    Other adjustments      Total     Restated
                       previously  adjustments                           effect of      in
                       reported*                                         transition accordance
                                                                          to IFRS   with IFRS
GBP million                           IFRS 5     Note  Note  Note  Note
                                                  (1)
                                   Discontinued         (2)   (3)   (4)
                                    Operations

Non-current assets
Goodwill                      436           (46)     -     -     -     -       (46)        390
Other intangible
assets                          -              -     7     -     -     -          7          7
Property, plant and
equipment                     148           (24)     -     -     -     -       (24)        124
Interests in
associates                      6              -     -     -     -     -          -          6
Available for sale
investments                     3              -     -     -     -     -          -          3
Trade and other
receivables                     5              -     -     -     -     -          -          5
                          --------------------------------------------------------------------
                              598           (70)     7     -     -     -       (63)        535
                          --------------------------------------------------------------------
Current assets

Inventories                   174           (29)     -     -     -     -       (29)        145
Trade and other
receivables                   388           (28)     -     -     -     -       (28)        360
Cash and cash
equivalents                   519              -     -     -     -     -          -        519
                           --------------------------------------------------------------------
                            1,081           (57)     -     -     -     -       (57)      1,024
                           --------------------------------------------------------------------
Non-current assets
classified as held for
sale                            -            127     -     -     -     -        127        127
                          ---------------------------------------------------------------------
TOTAL ASSETS                1,679              -     7     -     -     -          7      1,686
                          ---------------------------------------------------------------------

Current liabilities

Trade and other
payables                    (447)             34     -     -     -   (7)         27      (420)
Tax liabilities             (104)              -     -     -     -     -          -      (104)
Bank overdrafts and
loans                        (26)              -     -     -     -     -          -       (26)
                         ----------------------------------------------------------------------
                            (577)             34     -     -     -   (7)         27      (550)
                         ----------------------------------------------------------------------
Non-current
liabilities

Bank loans                   (20)              -     -     -     -     -          -       (20)

Loan notes                  (257)              -     -     -     -     -          -      (257)

Other payables                (6)              -     -     -     -     -          -        (6)

Retirement benefit
obligations                 (246)             16     -     -   (3)     -         13      (233)

Long-term provisions        (219)              -     -     1     -     -          1      (218)

Obligations under
finance leases                (2)              -     -     -     -     -          -        (2)
                          ---------------------------------------------------------------------
                            (750)             16     -     1   (3)     -         14      (736)
                          ---------------------------------------------------------------------

Liabilities directly
associated with
non-current assets
classified as held for
sale                            -           (50)     -     -     -     -       (50)       (50)
                          ---------------------------------------------------------------------

TOTAL LIABILITIES         (1,327)              -     -     1   (3)   (7)        (9)    (1,336)
                          ---------------------------------------------------------------------

NET ASSETS                    352              -     7     1   (3)   (7)        (2)        350
                          =====================================================================


EQUITY

Share capital                  50              -     -     -     -     -          -         50

Shares to be issued            25              -     -     4     -     -          4         29

Capital reserve                 9              -     -     -     -     -          -          9

Capital reduction
reserve                       283              -     -     -     -     -          -        283

Retained earnings            (17)              -     7   (3)   (3)   (7)        (6)       (23)

Equity attributable to
equity holders of
parent company                350              -     7     1   (3)   (7)        (2)        348

Minority interest               2              -     -     -     -     -          -          2
                         ----------------------------------------------------------------------

TOTAL EQUITY                  352              -     7     1   (3)   (7)        (2)        350
                         =====================================================================



Notes:

The adjustments recorded on transition to IFRS above arise on the application of the following accounting standards:


(1) IAS 38, Intangible Assets

(2) IFRS 2, Share-based Payments

(3) IAS 19, Employee Benefits

(4) IAS 39, Financial Instruments



Restated Balance Sheet as at 31 March 2005



GBP million          UK GAAP as   Opening   Note Note Note Note Note   Total     Restated
                     previously   balance                            effect of      in
                     reported*     sheet    (1)  (2)  (3)  (4)  (5)  transition accordance
                                adjustments                           to IFRS   with IFRS

Non-current assets
Goodwill                    301           -   89    -    -    -    -         89        390
Other intangible
assets                        -           7    -    2    -    -    -          9          9
Property, plant and
equipment                   116           -    -    -    -    -    -          -        116
Interests in
associates                    3           -    -    -    -    -    -          -          3
Available for sale
investments                   5           -    -    -    -    -    -          -          5
Trade and other
receivables                   1           -    -    -    -    -    -          -          1
                           ---------------------------------------------------------------
                            426           7   89    2    -    -    -         98        524
                           ----------------------------------------------------------------
Current assets

Inventories                 162           -    -    -    -    -    -          -        162
Trade and other
receivables                 369           -    -    -    -    -    -          -        369
Tax receivables              22           -    -    -    -    -    -          -         22
Cash and cash
equivalents                 334           -    -    -    -    -    -          -        334
                           ----------------------------------------------------------------
                            887           -    -    -    -    -    -          -        887
                           ---------------------------------------------------------------

TOTAL ASSETS              1,313           7   89    2    -    -    -         98      1,411
                          ----------------------------------------------------------------

Current liabilities

Trade and other
payables                  (437)         (7)    -    -    -    -    7          -      (437)
Tax liabilities            (55)           -    -    -    -    -    -          -       (55)
Obligations under
finance leases              (1)           -    -    -    -    -    -          -        (1)
Bank overdrafts and
loans                      (14)           -    -    -    -    -    -          -       (14)
                         -----------------------------------------------------------------
                          (507)         (7)    -    -    -    -    7          -      (507)
                         -----------------------------------------------------------------
Non-current
liabilities

Bank loans                 (21)           -    -    -    -    -    -          -       (21)

Other payables              (6)           -    -    -    -    -    -          -        (6)

Retirement benefit
obligations               (228)         (3)    -    -    -    1    -        (2)      (230)

Long-term provisions      (145)           1    -    -  (1)    -    -          -      (145)

Obligations under
finance leases              (1)           -    -    -    -    -    -          -        (1)
                        ------------------------------------------------------------------

                          (401)         (2)    -    -  (1)    1    -        (2)      (403)
                        ------------------------------------------------------------------


TOTAL LIABILITIES         (908)         (9)    -    -  (1)    1    7        (2)      (910)
                        -------------------------------------------------------------------

NET ASSETS                  405         (2)   89    2  (1)    1    7         96        501
                        ===================================================================



EQUITY

Share capital                52           -    -    -    -    -    -          -         52

Share premium
account                       4           -    -    -    -    -    -          -          4

Shares to be issued          24           4    -    -    -    -    -          4         28

Capital reserve               9           -    -    -    -    -    -          -          9

Capital reduction
reserve                     186           -    -    -    -    -    -          -        186
Retained earnings           129         (6)   89    2  (1)    1    7         92        221
                           ----------------------------------------------------------------

Equity attributable
to equity holders of
parent company              404         (2)   89    2  (1)    1    7         96        500

Minority interest             1           -    -    -    -    -    -          -          1
                           ----------------------------------------------------------------

TOTAL EQUITY                405         (2)   89    2  (1)    1    7         96        501
                           ================================================================



Notes:

The adjustments recorded above as at 31 March 2005 arise on the application of the following accounting standards:


1) IFRS 3, Business Combinations (Goodwill)

2) IAS 38, Intangible Assets

3) IFRS 2, Share-based Payments

4) IAS 19, Employee Benefits

5) IAS 39, Financial Instruments


Restated Income Statement for the year ended 31 March 2005



                 UK GAAP as   Presentational      Other adjustments       Total     Restated
                 previously    adjustments                              effect of      in
                 reported*                                              transition accordance
                                                                         to IFRS   with IFRS
GBP million                 Discontinued Other Note Note Note Note Note
                             Operations
                                                 (1)  (2)  (3)  (4)  (5)

Revenue               1,337         (67)     -    -    -    -    -    -       (67)      1,270
Cost of sales         (910)           58     -    -    -    -    1    -         59      (851)
                     -------------------------------------------------------------------------
Gross profit            427          (9)     -    -    -    -    1    -        (8)        419

Other operating
income                    1            -     2    -    -    -    -    -          2          3
Selling and
distribution
expenses              (147)            5     -    -    -    -    -    -          5      (142)
Research and
development
costs                 (186)            4     -    -    2    -    1    -          7      (179)
Administrative
expenses              (194)            2    14   91    -  (1)    -    -        106       (88)
Restructuring
costs                     -            -  (16)    -    -    -    -    -        (16)      (16)
                     -------------------------------------------------------------------------
Loss from
Operations             (99)            2     -   91    2  (1)    2    -         96        (3)

Gain on disposal
of Discontinued
Operations              103        (103)     -    -    -    -    -    -      (103)          -
Net interest           (31)            -    31    -    -    -    -    -         31          -
Investment
income                    -          (1)   152    -    -    -  (3)    -        148        148
Finance costs             -            1 (183)    -    -    -    -    7      (175)      (175)
                      ------------------------------------------------------------------------
Loss before tax        (27)        (101)     -   91    2  (1)  (1)    7        (3)       (30)

Tax                      48            -     -    -    -    -    -    -          -         48
                      ------------------------------------------------------------------------
Profit after tax         21        (101)     -   91    2  (1)  (1)    7        (3)         18

Profit for the
period from
Discontinued
Operations                -          103     -  (2)    -    -    -    -        101        101
                      ------------------------------------------------------------------------
Profit for the
period                   21            2     -   89    2  (1)  (1)    7         98        119
                      ========================================================================


Basic earnings
per share             10.3p                                                             58.2p
Diluted earnings
per share              9.7p                                                             54.9p
                     -------------------------------------------------------------------------



Notes:

The adjustments recorded above for the year ended 31 March 2005 arise on the application of the following accounting standards:


1) IFRS 3, Business Combinations (Goodwill)

2) IAS 38, Intangible Assets

3) IFRS 2, Share-based Payments

4) IAS 19, Employee Benefits

5) IAS 39, Financial Instruments


--------------------------

(1) An additional GBP2 million of cash and cash equivalents is included in assets held for sale.

(2) Includes restructuring items and pension & litigation settlements.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary
Date: 25 May, 2006